Diginex Limited

Smart-Space Fintech 2, Room 3

Unit 401-404 Core C, Cyberport, Telegraph Bay

Hong Kong

September 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo

Re:	Diginex Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted August 13, 2024
CIK No. 0002010499

Dear Mr. Crispino and Ms. Woo:

Diginex Limited (the “Company”), is hereby responding to the letter, dated August 30, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 (the “DRS”). Concurrently with the submission of this letter, the Company is submitting a Registration Statement on Form F-1 (the “Form F-1”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the DRS to address the comments, by providing an explanation if the Company has not so revised the DRS, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Form F-1. The changes reflected in the Form F-1 include those made in response to the Staff’s comments as well as other updates.

Confidential Draft Registration Statement Filed on Form F-1 on August 13, 2024

Corporate History

The Restructuring, page 32

1. Please given retroactive effect throughout the document to the stock-split consummated on July 15, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has addressed the Staff’s comment by making responsive edits throughout the Form F-1 and by including audited financial statements for Diginex Limited for the years ended March 31, 2024 and March 31, 2023 which give retroactive effect to the restructuring that occurred on July 15, 2024 and the stock split that occurred on July 26, 2024.

Division of Corporation Finance

Office of Technology

September 10, 2024

Please call Andrei Sirabionian at (212) 407-4089 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Mark Blick
Name:	Mark Blick
Title:	Chief Executive Officer